Mogo Inc. #2100 – 401 West Georgia Street, Vancouver, BC V6B 5A1 greg.feller@mogo.ca

September 3, 2020

Via email

United States Securities and Exchange Commission Division of Corporate Finance Washington, D.C. 20549 Attention: Cara Lubit (lubitc@sec.gov)

Dear Ms. Lubit:

Re:	Mogo Inc. (“Mogo”) Form 20-F for the Fiscal Year Ended December 31, 2019 Filed May 28, 2020 File No. 001-38409

We are in receipt of your letter dated August 20, 2020. Please see below our responses to your comments which we’ve reproduced for ease of reference.

Discuss how the company facilitates the buying and selling of Bitcoin for its members.

We have partnered with Coinsquare Ltd. (“Coinsquare”) to facilitate the purchase and sale of bitcoin by our members using Coinsquare’s trading platform. Coinsquare is in the process of registering with the Ontario Securities Commission and the Investment Industry Regulatory Organization of Canada as a cryptocurrency investment dealer and alternative trading system.

In order to purchase bitcoin, a Mogo member must fund their MogoCrypto account with Canadian dollars. We currently support funding by way of email money transfer from a Canadian bank account. In all cases, we take steps to ensure that the funds transfer is being initiated from a Canadian bank account in the name of the member that matches the member’s name on the MogoAccount. At this point, the member interacts with their bank in order to initiate the funds transfer and the funds are sent to our Canadian bank account. Once the MogoCrypto account is funded, the member has the ability to purchase and sell bitcoin. Mogo does not allow its members to withdraw bitcoin from the MogoCrypto account nor does it permit members to transfer bitcoin into the MogoCrypto account from external sources.

Identify who stores members’ bitcoins (i.e., Mogo or a third party) as well as the name of any custodian(s).

All bitcoin that is purchased by Mogo’s members is managed by Coinsquare. At least 95% of the bitcoin is stored in in cold storage with a third-party custodian, BitGo Trust Company Inc., a registered South Dakota Trust Company insured by Lloyds of London.

Indicate whether the company owns any bitcoin or holds it for any other businesses.

Mogo does not own any bitcoin itself, nor does it hold any bitcoin for any other businesses.

Discuss business metrics such as trading volumes, bitcoin asset levels, and any other pertinent matters relating to this business line.

REDACTED – Mogo Inc. has requested confidential treatment for this redacted portion under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of this letter to its examiner at the Division of Corporation Finance

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Mogo Inc. #2100 – 401 West Georgia Street, Vancouver, BC V6B 5A1 greg.feller@mogo.ca

Discuss the materiality of this business line to your operations.

MogoCrypto represents a de minimus portion of Mogo’s business and is not material to its operations. REDACTED – Mogo Inc. has requested confidential treatment for this redacted portion under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of this letter to its examiner at the Division of Corporation Finance

Tell us whether you currently hold or facilitate (or plan to engage in) buying or selling of cryptocurrencies other than bitcoin and, if so, provide additional detail about these activities.

Mogo does not, and does not have plans to, hold or facilitate the buying or selling of cryptocurrencies other than bitcoin.

We note your revenue disclosures in Note 3a and in Note 17. “Subscription and services” revenue appears to include revenue streams from numerous product lines. Please address the items below. See IFRS 15.110-111 and IFRS 15.114.

•	Tell us how you concluded that no further disaggregation was necessary under IFRS 15.

•

To the extent that any individual components of “Subscription and services” revenue are material, they should be separately discussed and quantified so that users can better understand the nature of your revenue flows.

Our contract revenues consist of a) interest revenue earned on consumer loans, and b) recurring services that customers can opt into on a standalone basis, or in connection with loan contracts. IFRS 15 states that an entity should determine the level of aggregation or disaggregation in its revenue disclosures with consideration for the “nature, amount, timing and uncertainty of revenue and cash flows” arising from the contracts. Our revenue consists almost entirely of individually small fees billed on a recurring basis (i.e. bi-weekly or monthly). As a result, the nature, amount and timing of the population of revenue is very homogenous. All our revenue is currently derived from the same country, and there are no subsets of contracts that require any significant judgment in determining the amount of revenue to recognize, or classes of contracts that are billed in significantly different frequencies or amounts than the rest of the population base. For these reasons, we have determined that it is not necessary to disaggregate our contract revenues in any further detail than provided, and that such disaggregation is not material to understanding the nature of our revenue flows.

Please don’t hesitate to contact the undersigned if you require further clarification or have any additional questions.

Sincerely,

MOGO INC.

By:	/s/ Gregory Feller
Name:	Gregory Feller
Title:	President & CFO

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